

TRIAD ADVISORS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5155 Peachtree Parkway, Suite 3220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ASELA MANTECON (305) 557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jeff Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN HOSTEN
MY COMMISSION EXPIRES
NOTARY PUBLIC
JULY 24, 2019
DEKALB COUNTY, GEORGIA

Signature

President & CE0

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARY

Table of Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Triad Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiary (the "Company") as of December 31, 2016. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Triad Advisors, Inc. and subsidiary as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2017

TRIAD ADVISORS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2016
(in thousands, except for share and per share data)

ASSETS

Cash and cash equivalents	$ 17,454
Due from clearing broker	265
Commissions and fees receivable	5,832
Furniture, equipment and software, net	934
Restricted assets	50
Intangible assets, net	5,688
Goodwill	4,173
Notes receivable	3,822
Due from affiliates	179
Prepaid expenses and other assets	2,051
	$ 40,448

LIABILITIES

Commissions and fees payable	$ 6,822
Accrued expenses and other liabilities	2,520
Deferred income taxes, net	564
Payable to Parent and affiliates	779
	10,685

Commitment and contingencies (Note G)

SHAREHOLDER'S EQUITY

Common stock, $0.0001 par value; authorized, issued and outstanding 100 shares	
Capital in excess of par value	22,875
Retained earnings	6,888
	29,763
	$ 40,448

See notes to consolidated statement of financial condition

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, Inc. and subsidiary ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor under the Securities Exchange Act of 1934 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad Advisors, Inc. offers several classes of services, including agency transactions, investment advisory services and, through its subsidiary, the distribution of variable and fixed insurance products to its customers located throughout the United States.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated statement of financial condition includes the accounts of Triad Advisors, Inc. and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2016 consist of money market funds which are carried at a fair value of $11,426. Fair value is based on quoted prices in active markets (Level 1).

Fair value measurements

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, accrued expenses, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy.

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$ 6,028	$ 6,028		$ 6,028
Cash equivalents - money market funds	11,426	11,426		11,426
Due from clearing broker	265		$ 265	265
Commissions and fees receivable	5,832		5,832	5,832
Restricted assets	50		50	50
Notes receivable	3,822		3,822	3,822
Due from affiliates	179		179	179
Totals	$ 27,602	$ 17,454	$ 10,148	$ 27,602

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
LIABILITIES				
Commissions and fees payable	$ 6,822		$ 6,822	$ 6,822
Accrued expenses and other liabilities	2,520		2,520	2,520
Payable to Parent and affiliates	779		779	779
Totals	$ 10,121	$ 0	$ 10,121	$ 10,121

Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test (see Note E).

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE C - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2016 were as follows:

Furniture and fixtures	$ 205
Office equipment	43
Computer equipment	232
Software	510
Leasehold improvements	447
Total cost	1,437
Less accumulated depreciation	503
	$ 934

NOTE D - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives, which mature between 2017 and 2022. These loans are evidenced by notes, which bear interest and are collectible in accordance with the terms of the related agreements. A portion of the loan is generally forgiven over three years and when certain exclusivity criteria and production requirements are met, the remainder is forgiven. The Company also grants forgivable advances to registered representatives, which are generally forgiven over a period ranging from 12 to 60 months.

NOTE E - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2016 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 4,098	$ 5,688

The annual impairment test performed at December 31, 2016, based on a quantitative assessment (see Note B - "Goodwill"), did not indicate that the carrying value of goodwill had been impaired.

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital under the alternative method allowed by this rule.

At December 31, 2016, the Company had net capital of $11,262, which was $11,012 in excess of its required net capital of $250.

On February 26, 2016, the Company sent written notification to FINRA of a net capital deficiency of $1,579 at January 31, 2016, which arose from changing its methodology of recognizing intra-quarterly revenue and related commission expense. Such methodology resulted in the recording of a non-allowable asset for purposes of computing net capital. At February 29, 2016, the deficiency has been cured through the amortization of the non-allowable asset and the firm has taken steps to prevent recurrence. In addition, the Company's parent contributed $2,500 to capital for purposes of maintaining excess net capital prospectively.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis

NOTE G - COMMITMENTS AND CONTINGENCIES

[1]   The Company leases office space under a non-cancellable operating lease expiring in 2025. Under the lease, the Company is required to pay additional rent for excess operating expenses. The total amount of the base rent payments is being charged to expense by the straight-line method over the term of the lease. Rent expense was $512 for the year ended December 31, 2016.

Future minimum lease payments for the years ending December 31 are as follows:

2017	$ 503
2018	515
2019	528
2020	541
2021	605
Thereafter	2,018
	$ 4,710

[2]   In March 2015, a former client of the Company filed an arbitration claim concerning the suitability of an investment in a tenant-in-common interest purchased through a Section 1031 tax-deferred exchange, and seeking compensatory damages of $1,000 and other relief. In March 2016, the parties entered into a settlement agreement resolving the claims; the amount paid by Triad in connection with the settlement was not material.

[3]   During the period from March 2015 to February 2016, eight arbitration claims and one lawsuit (U.S. District Court for the Middle District of Alabama) were filed against Triad and others by a total of 45 individuals concerning purported misrepresentations and unsuitability of trading in their advisory accounts. All or most of the transactions at issue were effected through an investment advisory firm not affiliated with Triad or the Company. The lawsuit was transferred to arbitration. Nine arbitration claims were settled during the period from February 2016 to February 2017 and the amounts paid by Triad in connection with those settlements were not material. There are also thirteen unfiled claims or demands. The Company is in the investigative stages relative to those unfiled claims or demands.

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2016

COMMITMENTS AND CONTINGENCIES (CONTINUED)

[4]   In September 2015, a client of a former Triad registered representative filed an arbitration claim concerning the suitability of investments in tenant-in-common interests purchased through Section 1031 tax deferred exchanges, and seeking compensatory damages totaling $3,714 and other relief. In April 2016, the parties entered into a settlement agreement resolving the claims; the amount paid by Triad in connection with the settlement was $480.

[5]   In June 2016, an executor for the estate of a deceased customer filed an arbitration claim concerning the suitability of alternative investments, and seeking compensatory damages totaling $400 and other relief. The Company intends to vigorously defend the claim.

[6]   In December 2016, an arbitration claim was filed against Triad and a current registered representative of Triad concerning the suitability of alternative investments, and seeking compensatory damages totaling $567 and other relief. The Company intends to vigorously defend the claim.

[7]   In the ordinary course of business the Company may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state taxes liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. As of December 31, 2015, the Company has an immaterial amount of uncertain tax positions.

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE H – INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2016 are as follows:

Deferred tax asset:		
Intangible assets	$	24
Accrued expenses		66
Deferred rent		134
Deferred tax liability:		
Furniture, equipment and software		(214)
Goodwill		(574)
Deferred income taxes, net	$	(564)

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2016.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2016, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2013 through 2016.

NOTE I – RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS for providing services and support to the Company. The Company also has service agreements in effect at December 31, 2016 with Investacorp, Inc. and Securities America, Inc., wholly-owned subsidiaries of LTS.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2016, there were no amounts to be indemnified to the clearing broker for customer accounts.

The Company maintains cash and cash equivalents in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

At December 31, 2016, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker. Commissions and fees receivable are due from mutual fund and insurance companies. These receivables are uncollateralized.

.